SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Goodrich Petroleum Corporation

(Name of Subject Company and Filing Person (Issuer)

5.375% Series B Cumulative Convertible Preferred Stock

10.00% Series C Cumulative Preferred Stock

9.75% Series D Cumulative Preferred Stock

(Title of Class of Securities)

382410 603

382410 702

382410 884

(CUSIP Number of Class of Securities)

Michael J. Killelea

Senior Vice President, General Counsel and

Corporate Secretary

801 Louisiana Street, Suite 700

Houston, Texas 77002

(713) 780-9494

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Stephen M. Gill

Vinson & Elkins L.L.P.

1001 Fannin Street, Suite 2500

Houston, Texas 77002

(713) 758-2222

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$17,253,525	$1,738

*	Estimated solely for the purpose of calculating the registration fee. The transaction valuation upon which the filing fee was based was calculated as follows: the sum of (i) the product of $2.575, the average of the high and low price of the Company’s Series B Cumulative Convertible Preferred Stock, par value $1.00 per share (the “Series B Preferred Stock”), as listed on the OTC Market on November 4, 2015, and 2,249,893, the total amount of issued and outstanding shares of the Series B Preferred Stock, (ii) the product of $2.415, the average of the high and low price of the Company’s Series C Cumulative Preferred Stock, par value $1.00 per share (the “Series C Preferred Stock”), as listed on the OTC Market on November 4, 2015, and 2,390,000, the maximum amount of Series C Preferred Stock offered for exchange and (iii) the product of $2.38, the average of the high and low price of the Company’s Series D Cumulative Preferred Stock, par value $1.00 per share (the “Series D Preferred Stock”), as listed on the OTC Market on November 4, 2015, and 2,390,000, the maximum amount of Series D Preferred Stock offered for exchange.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

This Tender Offer Statement on Schedule TO relates to offers (collectively the “Exchange Offers”) by Goodrich Petroleum Corporation, a Delaware corporation (“Goodrich” or the “Company”), to exchange any and all of the shares of the Company’s outstanding 5.375% Series B Cumulative Convertible Preferred Stock (the “Series B Preferred Stock”), up to 2,390,000 depositary shares representing the Company’s outstanding 10.00% Series C Cumulative Preferred Stock (such depositary shares, the “Series C Preferred Stock”) and up to 2,390,000 depositary shares representing the Company’s outstanding 9.75% Series D Cumulative Preferred Stock (such depositary shares, the “Series D Preferred Stock” and, together with the Series B Preferred Stock and Series C Preferred Stock, the “Existing Preferred Stock”) for newly issued depositary shares each representing a 1/1000th interest in a share of the Company’s 10.00% Series E Cumulative Convertible Preferred Stock (such depositary shares, the “Series E Preferred Stock”). If more than 2,390,000 shares of Class C Preferred Stock or 2,390,000 shares of Class D Preferred Stock are properly tendered (and not validly withdrawn) in the Exchange Offers, the Series E Preferred Stock will be allocated on a pro rata basis such that the maximum number of shares specified is not exceeded for the Series C Preferred Stock and the Series D Preferred Stock.

In exchange for each share of Existing Preferred Stock properly tendered (and not validly withdrawn) prior to 5:00 p.m., New York City time, on December 8, 2015 (such time and date, as the same may be extended, the “Expiration Date”), when accepted by the Company participating holders of (i) Series B Preferred Stock will receive 1.20 shares of Series E Preferred Stock per share of Series B Preferred Stock, (ii) Series C Preferred Stock will receive one (1) share of Series E Preferred Stock per share of Series C Preferred Stock and (iii) Series D Preferred Stock will receive one (1) share of Series E Preferred Stock per share of Series D Preferred Stock.

The Exchange Offers shall commence on the filing date hereof and shall expire on the Expiration Date. The Exchange Offers will be made upon the terms and subject to the conditions set forth in the offer to exchange (as it may be supplemented and amended from time to time, the “Offer to Exchange”) and in the related letter of transmittal (as it may be supplemented and amended from time to time, the “Letter of Transmittal” and, together with the Offer to Exchange, the “Offering Documents”), which are filed as exhibits (a)(1)(i) and (a)(1)(ii) hereto.

This Schedule TO is being filed in satisfaction of the reporting requirements of Rules 13e-4(b)(1) and (c)(2) promulgated under the Securities Exchange Act of 1934, as amended. Information set forth in the Offering Documents is incorporated herein by reference in response to Items 1 through 13 of this Schedule TO, except those items as to which information is specifically provided herein.

Item 1.	Summary Term Sheet.

The information set forth in the Offer to Exchange in the sections entitled “Questions and Answers About the Exchange Offers” and “Summary” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address.

The name of the subject company is Goodrich Petroleum Corporation. The address of the Company’s principal executive offices is 801 Louisiana Street, Suite 700, Houston, Texas 77002. The Company’s telephone number is (713) 780-9494.

(b) Securities.

The subject classes of securities are the Company’s Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock. There are 2,249,893 issued and outstanding shares of the Company’s Series B Preferred Stock, 4,400,000 depositary shares issued and outstanding, each representing a 1/1000th ownership interest in a share of the Company’s Series C Preferred Stock (or 4,400 shares of Series C Preferred Stock issued and outstanding) and 5,200,000 depositary shares issued and outstanding, each representing a 1/1000th ownership interest in a share of the Company’s Series D Preferred Stock (or 5,200 shares of Series D Preferred Stock issued and outstanding).

(c) Trading Market and Price.

The information set forth in the Offer to Exchange in the section entitled “Price Ranges of Existing Preferred Stock and Dividends” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address.

Goodrich Petroleum Corporation is the filing person and subject company. The business address and telephone number of the Company are set forth under Item 2(a) of this Schedule TO and are incorporated herein by reference.

Pursuant to Instruction C to Schedule TO, the following persons are the directors and executive officers of the Company. No single person or group of persons controls the Company.

Name	Position
Walter G. Goodrich	Chairman of the Board and Chief Executive Officer
Robert C. Turnham, Jr.	President, Chief Operating Officer and Director
Josiah T. Austin	Director
Peter D. Goodson	Director
Michael J. Perdue	Director
Arthur A. Seeligson	Director
Stephen M. Straty	Director
Gene Washington	Director
Joseph T. Leary	Interim Chief Financial Officer
Mark Ferchau	Executive Vice President
Michael J. Killelea	Senior Vice President, General Counsel and Corporate Secretary

The address and telephone number of each director and executive officer is: c/o Goodrich Petroleum Corporation, 801 Louisiana Street, Suite 700, Houston, Texas 77002, and each person’s telephone number is (713) 780-9494.

Item 4.	Terms of the Transaction.

(a) Material Terms.

The information set forth in the Offer to Exchange in the sections entitled “Questions and Answers About the Exchange Offer,” “Summary,” “The Exchange Offers,” “Comparison of Rights Between the Existing Preferred Stock and the Series E Preferred Stock,” “Description of Capital Stock,” Description of the Series E Preferred Stock” and “Certain U.S. Federal Income Tax Considerations,” as well as the information set forth in the Letter of Transmittal, is incorporated herein by reference.

(b) Purchases.

No purchases will be made by the Company from any officer, director or affiliate in the Exchange Offers.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities.

On March 12, 2015, the Company completed a private offering pursuant to a purchase agreement (the “Purchase Agreement”) with Franklin Advisers, Inc., as investment manager on behalf of certain funds and accounts (“Franklin”), in which it issued and sold 100,000 units, each consisting of $1,000 aggregate principal amount at maturity of the Company’s 8.00% Second Lien Senior Secured Notes due 2018 (the “Second Lien Notes”) and one warrant (the “Warrants”) to purchase 48.84 shares of the Company’s common stock par value $0.20 per share.

Pursuant to the Purchase Agreement, the Company entered into a registration rights agreement with Franklin under which the Company is obligated to file an exchange offer registration statement with the Securities Exchange Commission (“SEC”) with respect to an offer to exchange the Second Lien Notes for substantially identical notes that are registered under the Securities Act of 1933, as amended (the “Securities Act”). Also pursuant to the Purchase Agreement, the Company entered into a registration rights agreement with Franklin under which the Company is obligated to file a shelf registration statement with the SEC within 90 days of March 12, 2015, relating to re-sales of the Warrants. On May 22, 2015, the Company filed with the SEC a Form S-3 registration statement to register the resale of the Warrants and the common stock issuable upon the conversion of the Warrants. The Form S-3 was declared effective by the SEC on June 4, 2015.

On September 24, 2015, the Company entered into an exchange agreement (the “Exchange Agreement”) with Franklin, as investment manager on behalf of certain funds and accounts, under which it retired, effective October 1, 2015, $76.5 million in aggregate original principal amount of its outstanding 8.875% Senior Notes due 2019 in exchange for 38,250 units, each consisting of $1,000 aggregate principal amount of the Company’s 8.875% Second Lien Senior Secured Notes due 2018 (the “New Notes”) and one warrant (together, the “New Warrants”) to purchase approximately 156.9 shares of the Company’s common stock, par value $0.20 per share.

Under the terms of the Exchange Agreement, within 90 days of a written request by Franklin, the Company will file a registration statement with the SEC relating to the registration under the Securities Act of the New Notes, New Warrants and/or the shares of the Company’s common stock underlying the New Warrants. The Company will use its commercially reasonable efforts to cause such registration statement to be declared effective by the SEC as soon as practicable, and in any case within one year of the date of Franklin’s written request.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes.

The information set forth in the Offer to Exchange in the section entitled “The Exchange Offers— Purpose of the Exchange Offers” is incorporated herein by reference.

(b) Use of Securities Acquired.

Any shares of Existing Preferred Stock acquired pursuant to the Exchange Offers will be cancelled.

(c) Plans.

(1)	None.

(2)	None.

(3)	None.

(4)	None.

(5)	None.

(6)	None.

(7)	None.

(8)	None.

(9)	None.

(10)	None.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds.

The information set forth in the Offer to Exchange in the section entitled “The Exchange Offers—Terms of the Exchange Offers” is incorporated herein by reference. As consideration for the Exchange Offers, the Company is authorizing the issuance of its Series E Preferred Stock.

(b) Conditions.

Not applicable.

(d) Borrowed Funds.

Not applicable.

Item 8.	Interest in the Securities of the Subject Company.

(a) Securities Ownership.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class (1)
Series B Convertible Preferred Stock	Robert C. Turnham, Jr.	3,000	*
Series B Convertible Preferred Stock	Gene Washington	1,000	*
Series B Convertible Preferred Stock	Directors and Executive Officers as a Group	4,000	*
Series C Preferred Stock	Walter G. Goodrich	4,000	*
Series C Preferred Stock	Robert C. Turnham, Jr.	4,000	*
Series C Preferred Stock	Gene Washington	1,450	*
Series C Preferred Stock	Directors and Executive Officers as a Group	9,450	*
Series D Preferred Stock	Josiah T. Austin	13,912	*
Series D Preferred Stock	Walter G. Goodrich	4,000	*
Series D Preferred Stock	Robert C. Turnham, Jr.	4,000	*
Series D Preferred Stock	Robert T. Barker	2,000	*
Series D Preferred Stock	Directors and Executive Officers as a Group	23,912	*

*	Less than 1%
(1)	Based on the following respective total shares outstanding for each class of our equity securities as of November 2, 2015: (i) 2,249,893 shares of our 5.375% Series B Cumulative Convertible Preferred Stock; (ii) 4,400,000 depositary shares, each representing a 1/1000th ownership interest in a share of our 10.00% Series C Cumulative Preferred Stock; and (iii) 5,200,000 depositary shares, each representing a 1/1000th ownership interest in a share of our 9.75% Series D Cumulative Preferred Stock. For purposes of the calculation, the percentage for each director and officer includes that person’s vested options in both the numerator and the denominator.

(b) Securities Transactions.

Not applicable.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations.

The information set forth in the Offer to Exchange in the section entitled “Information Agent and Exchange Agent” is incorporated herein by reference. None of the Company, the information agent or the exchange agent is making any recommendation as to whether holders of Existing Preferred Stock should tender their shares of Existing Preferred Stock for exchange in the Exchange Offers.

Item 10.	Financial Statements.

(a) Financial Information.

The information set forth in the Offer to Exchange in the section entitled “Ratio of Earnings to Fixed Charges and Preferred Stock Dividends” is incorporated herein by reference. In addition, the financial statements and other information set forth under Part II, Item 8 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 and Part I, Item 1 of the Company’s Quarterly Reports on Form 10-Q for the quarters ended June 30 and September 30, 2015 are incorporated by reference herein and may be accessed electronically on the SEC’s website at http://www.sec.gov.

(b) Pro Forma Information.

Not applicable.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the Offer to Exchange in the section entitled “The Exchange Offers — Conditions to the Exchange Offers” is incorporated herein by reference.

(c) Other Material Information.

The information set forth in the Offer to Exchange and the Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit	Description

(a)(1)(i)	Offer to Exchange, dated November 6, 2015.

(a)(1)(ii)	Form of Letter of Transmittal.

(a)(2)	Press Release, dated November 6, 2015 (Incorporated by reference to Exhibit 99.1 to Goodrich Petroleum Corporation’s Current Report on Form 8-K (File No. 001-12719) filed on November 6, 2015).

(b)	Not applicable.

(d)(i)	Registration Rights Agreement, dated March 12, 2015, by and among Goodrich Petroleum Corporation, Goodrich Petroleum Company, L.L.C. and Franklin Advisers, Inc., as investment manager on behalf of certain funds and accounts (Incorporated by reference to Exhibit 4.3 of the Company’s Current Report on Form 8-K (File No. 001-12719) filed on March 18, 2015).

(d)(ii)	Warrant Registration Rights Agreement, dated March 12, 2015, by and among Goodrich Petroleum Corporation and Franklin Advisers, Inc., as investment manager on behalf of certain funds and accounts (Incorporated by reference to Exhibit 4.4 of the Company’s Current Report on Form 8-K (File No. 001-12719) filed on March 18, 2015).

(g)	Not applicable.

(h)	Not applicable.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 6, 2015

GOODRICH PETROLEUM CORPORATION

By:	/s/ Michael J. Killelea
Name:	Michael J. Killelea
Title:	Senior Vice President, General Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit	Description

(a)(1)(i)	Offer to Exchange, dated November 6, 2015.

(a)(1)(ii)	Form of Letter of Transmittal.

(a)(2)	Press Release, dated November 6, 2015 (Incorporated by reference to Exhibit 99.1 to Goodrich Petroleum Corporation’s Current Report on Form 8-K (File No. 001-12719) filed on November 6, 2015).

(b)	Not applicable.

(d)(i)	Registration Rights Agreement, dated March 12, 2015, by and among Goodrich Petroleum Corporation, Goodrich Petroleum Company, L.L.C. and Franklin Advisers, Inc., as investment manager on behalf of certain funds and accounts (Incorporated by reference to Exhibit 4.3 of the Company’s Current Report on Form 8-K (File No. 001-12719) filed on March 18, 2015).

(d)(ii)	Warrant Registration Rights Agreement, dated March 12, 2015, by and among Goodrich Petroleum Corporation and Franklin Advisers, Inc., as investment manager on behalf of certain funds and accounts (Incorporated by reference to Exhibit 4.4 of the Company’s Current Report on Form 8-K (File No. 001-12719) filed on March 18, 2015).

(g)	Not applicable.

(h)	Not applicable.